SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

November 11, 2004 News Release

The Registrant is pleased to report fire assay results from the completed Phase I drilling program at its Changkeng Gold project in Guangdong Province, China.  All the holes were drilled vertically and true widths of the intersections have not yet been established.

Of particular significance is the eastern extension of the deposit where hole JZK4001 revealed strong gold values in an open area.  In a previous drill program, the Chinese partner had drilled a hole ZK4802, approximately 1,000 metres east of the deposit area, which encountered a 127.59 metre thick mineralized alteration zone assaying 1.24 grams per tonne of gold (by the atomic absorption method), with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres.

All samples over 0.1 gram per tonne gold in the Phase 1 Program were subsequently re-assayed by the fire assay method.  Re-assay results on these first three drill holes have revealed that the fire assay results are consistently higher than those of the previously published atomic absorption results.

A sketch plan of the Changkeng drill holes and drill section lines will be provided on the Minco website (www.mincomining.ca).

Changkeng Gold Project Fire Assay Results

	Final Depth (m)	Intersection (m)		Interval (m)	Fire Assays (grams per tonne)		Comment
Hole		From	To		Gold	Silver
Previously reported by the atomic absorption method, but now re-stated by fire assay
JZK0401	152.28	95.96	98.68	2.72	1.85	4.75	Fill-in hole to south
		106.14	147.53	41.39	7.90	12.54
Including:		122.54	129.14	6.60	24.38	22.53
JZK0601	106.18	31.66	32.76	1.10	2.89	5.78	Extension to south
		43.57	44.47	0.90	1.62	4.87
		80.64	94.58	13.94	5.84	7.50
JZK0101	66.66	30.25	37.78	7.53	9.11	38.47	Open area to west
		41.27	44.37	3.20	1.73	4.38
New drill hole results (fire assay)
JZK0102	119.82	77.73	82.54	4.81	3.21	35.91	Open area to west
		92.50	114.77	22.27	5.58	12.59
Including:		99.69	103.60	3.91	14.01	26.98
JZK2001	102.80	76.15	76.72	0.57	2.90	6.67	Extension to east
JZK2002	252.27	212.88	223.78	10.90	3.96	8.23	Extension to SE
JZK4001	205.80	132.65	133.78	1.13	3.12	Not assayed	Extension to far east
		136.08	136.83	0.75	1.86	13.22

Summary of Phase 1 Drill Program

„

Holes drilled close to previous Chinese drill holes have confirmed the quality of the earlier grid-drilled programs

„

The deposit is open in 3 directions

There is excellent potential to increase the current resource base significantly.

Phase 2 Program

The Phase 2 drill Program is being planned to extend the resource base in the directions indicated by the Phase 1 Program.

Current status of Changkeng Gold and Fuwan SilverJoint Venture agreements

Definitive Joint Venture contracts have been signed on both projects and have been submitted to the Chinese government for final approval. A comprehensive technical database is being constructed on both deposits.

2.

November 26, 2004 News Release

The Registrant is pleased to announce that it’s subsidiary, Minco Silver Corporation (“MSC”) has closed a non-brokered private placement of 6 million special warrants at $0.50 each for gross proceeds of Cdn$3million.    Each special warrant will entitle the holder, upon the exercise or deemed exercise thereof without payment of any additional consideration, to receive one (1) common shares of MSC.

TORONTO OFFICE

The Company is also pleased to announce that it has opened a Toronto office.  Michael Legg, Executive Vice-President, has moved from Vancouver to Toronto.  The office is situated at 55 University Avenue, Suite 501, Toronto, ON  M5H 2H7.  Tel:  (416) 368-6408, Fax:  (416) 368-5433.

The Registrant currently has 34,981,397 issued and outstanding common shares.

A copy of the Registrant's news releases dated  November 11 and 26th, 2004 are attached.

3.

Exhibits

2.1

News Release dated November 11, 2004

2.2

News Release dated November 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    December 7, 2004

_________________________________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	November 11, 2004

DRILL RESULTS CONFIRM POTENTIAL OF CHANGKENG GOLD

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to report fire assay results from the completed Phase I drilling program at its Changkeng Gold project in Guangdong Province, China. All the holes were drilled vertically and true widths of the intersections have not yet been established. The Phase 1 program confirmed results both of the previous Chinese drilling and also the continuity of the No.1 Zone along the synclinal structure towards the east and south.

Of particular significance is the eastern extension of the deposit where hole JZK4001 revealed strong gold values in an open area.  In a previous drill program, the Chinese partner had drilled a hole ZK4802, approximately 1,000 metres east of the deposit area, which encountered a 127.59 metre thick mineralized alteration zone assaying 1.24 grams per tonne of gold (by the atomic absorption method), with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres.

Assay results of the first three drill holes in the Changkeng Phase 1 Program were announced in a news release on August 4, 2004. These assays had been carried out by the atomic absorption method. All samples over 0.1 gram per tonne gold in the Phase 1 Program were subsequently re-assayed by the fire assay method, which is generally accepted in the minerals industry to be more accurate for gold grade estimation.  Re-assay results on these first three drill holes have revealed that the fire assay results are consistently higher than those of the previously published atomic absorption results.  The Chinese laboratory has explained that the lower atomic absorption results had resulted from incomplete digestion of gold in the sample preparation process. Furthermore, check fire assays were undertaken on randomly selected samples in labs both in China and Vancouver, and closely matched the fire assay results from the Chinese laboratory.

Assay results as published previously for drillholes JZK0101, JZK0401 and JZK0601 have been re-stated respective to the fire assays. In addition, fire assay results are presented for new drill holes JZK0102, JZK2001, JZK2002, JZK4001.

The holes are drilled on a north west-south east grid approximating the dip direction of the mineralized zone.  A sketch plan of the Changkeng drill holes and drill section lines will be provided on the Minco website (www.mincomining.ca) November 12th and will include a description of the sample preparation, assay procedures and check assay results.

Changkeng Gold Project Fire Assay Results

	Final Depth (m)	Intersection (m)		Interval (m)	Fire Assays (grams per tonne)		Comment
Hole		From	To		Gold	Silver
Previously reported by the atomic absorption method, but now re-stated by fire assay
JZK0401	152.28	95.96	98.68	2.72	1.85	4.75	Fill-in hole to south
		106.14	147.53	41.39	7.90	12.54
Including:		122.54	129.14	6.60	24.38	22.53
JZK0601	106.18	31.66	32.76	1.10	2.89	5.78	Extension to south
		43.57	44.47	0.90	1.62	4.87
		80.64	94.58	13.94	5.84	7.50
JZK0101	66.66	30.25	37.78	7.53	9.11	38.47	Open area to west
		41.27	44.37	3.20	1.73	4.38
New drill hole results (fire assay)
JZK0102	119.82	77.73	82.54	4.81	3.21	35.91	Open area to west
		92.50	114.77	22.27	5.58	12.59
Including:		99.69	103.60	3.91	14.01	26.98
JZK2001	102.80	76.15	76.72	0.57	2.90	6.67	Extension to east
JZK2002	252.27	212.88	223.78	10.90	3.96	8.23	Extension to SE
JZK4001	205.80	132.65	133.78	1.13	3.12	Not assayed	Extension to far east
		136.08	136.83	0.75	1.86	13.22

Summary of Phase 1 Drill Program

„

Holes drilled close to previous Chinese drill holes have confirmed the quality of the earlier grid-drilled programs

„

The deposit is open in 3 directions:

•

to the south (down dip), confirmed by hole JZK0601

•

to the east along the plunge of the synclinal structure, (JZK2002 and the previous hole, ZK4802)

•

to the west (around JZK0101, JZK0102)

There is excellent potential to increase the current resource base significantly.

Phase 2 Program

The Phase 2 drill Program is being planned to extend the resource base in the directions indicated by the Phase 1 Program.  Drilling then will be concentrated on filling in the grid to a 40 metre by 40 metre spacing for preparation of an upgraded resource estimate. Down hole engineering studies will be carried out on selected drill holes.

Current status of Changkeng Gold and Fuwan SilverJoint Venture agreements

Definitive Joint Venture contracts have been signed on both projects and have been submitted to the Chinese government for final approval. A comprehensive technical database is being constructed on both deposits.

Dr. Ken Cai, President and CEO comments: “We are tremendously excited by the potential of Changkeng Gold. The Phase 1 results have confirmed the high grade nature of the known deposit, and now we have identified open areas to the west, south and east of high grade mineralization. This gives us the opportunity to add significantly to the resource estimates. We are pressing ahead with the Phase 2 drill Program as a top priority.”

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Miranda Berukoff Zwaag at Minco at 1-888-288-8288 or (604) 688-8002     info@mincomining.ca www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.2

TSX: MMM
For Immediate Release	November 26, 2004

NEWS RELEASE

MINCO SILVER CLOSES CDN$3MILLION SPECIAL WARRANT FINANCING

Minco Mining & Metals Corporation  (“Minco” or the “Company”) is pleased to announce that it’s subsidiary, Minco Silver Corporation (“MSC”) has closed a non-brokered private placement of 6 million special warrants at $0.50 each for gross proceeds of Cdn$3million.    Each special warrant will entitle the holder, upon the exercise or deemed exercise thereof without payment of any additional consideration, to receive one (1) common shares of MSC.  Four million special warrants were placed with Minco’s strategic partner, Silver Standard Resources Inc.  Upon the completion of a prospectus qualifying the special warrants, MSC will have 20 million common shares issued and outstanding.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s Fuwan Silver property, acquisition of further silver dominant mineral properties in China and for general corporate purposes.

TORONTO OFFICE

The Company is also pleased to announce that it has opened a Toronto office.  Michael Legg, Executive Vice-President, has moved from Vancouver to Toronto to enhance Minco’s exposure in the investment community in eastern North America.  The office is situated at 55 University Avenue, Suite 501, Toronto, ON  M5H 2H7.  Tel:  (416) 368-6408, Fax:  (416) 368-5433.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.